Northern Dynasty to complete C$15.5 million financing

December 29, 2014 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports that it expects to privately place with certain accredited investors and management of the Company, approximately 36 million Special Warrants priced at C$0.431 per Special Warrant to raise approximately C$15.5 million. The Special Warrants will convert on exercise into common shares (the “Common Shares”) on a one-for-one basis. Insiders of the Company will subscribe for approximately 9 million Special Warrants.

The Special Warrants will convert upon exercise into Common Shares, subject to certain restrictions, without payment of any additional consideration. The Company will agree to file a prospectus in certain Canadian provinces to qualify the conversion of the Special Warrants and a registration statement in the United States to qualify the resale of Common Shares by U.S. investors (together, the “Resale Filings”). The Company shall use reasonable best efforts to clear the Resale Filings within 90 days from the Closing Date and has agreed to maintain the U.S. registration statement effective for a longer period. There are no share bump-up or other penalties if clearance of the Resale Filings is delayed for any reason. Details of the Special Warrant terms will be contained in the Resale Filings along with a general update of disclosure about Northern Dynasty.

Completion of the non-brokered financing is subject to execution of definitive subscription agreements, TSX and NYSE MKT approvals and customary closing conditions. The offering is expected to close on December 30, 2014. Pricing was determined based on the five-day volume weighted trading price on TSX for the week ended December 19, 2014. A news release will detail the final figures when the offering is fully closed. This press release does not constitute an offer of securities for sale in the United States. Neither the issuance of the Special Warrants nor the Common Shares have been, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and unless any of such securities are registered, they may only be offered or sold within the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its annual Form 40-F filing with the United States Securities and Exchange Commission.